NEWS RELEASE

ANTELOPE-2 HORIZONTAL DRILL STEM TEST #5 CONFIRMS STABILIZED CONDENSATE-TO-GAS RATIO AT 20.4 BBLS/MMCF

Cairns, Australia and Houston, TX -- July 07, 2010 -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today announced that during two separate 24 hour flow periods of drill stem test (DST) #5 at the Antelope-2 horizontal well in Papua New Guinea, the well flowed at a stabilized gas rate between 5.7 and 7.3 million cubic feet of natural gas per day (MMcfd) through various choke sizes with no formation water produced.  A stabilized condensate-to-gas (CGR) ratio of approximately 20-21 barrels of condensate per million cubic feet of natural gas (Bbls/MMcf) was measured on a 48/64 inch choke.  This is a 21% to 27% increase in CGR from DST #1 which was performed at the top of the reservoir and reported on October 14, 2009 at 16.5 Bbls/MMcf.

The forward plans currently being evaluated are to sidetrack from the current Antelope-2 horizontal wellbore and drill a second horizontal section 33 to 49 feet (10-15 meters) deeper in the reservoir to evaluate reservoir quality and further test the condensate ratio.  InterOil is also evaluating the proposed next drilling location based on newly acquired and evaluated seismic and information derived from the directional drilling and horizontal program.

Phil Mulacek, Chief Executive Officer of InterOil, commented, “The increase in condensate yield with depth demonstrated by the testing we have undertaken to date gives us a basis for optimism for even higher yields below this tested interval.  These results continue to reinforce the project economics of our condensate stripping joint venture, which is progressing with our partner Mitsui & Co., Ltd.”

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

InterOil News Release

Investor Contacts for InterOil:
Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: +1-281-292-1800	Phone: +61 7 4046 4600

Forward-Looking Statements
This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release includes forward-looking statements concerning proposed drilling and testing in the Elk/Antelope field, the characteristics of the natural gas to condensate ratio at the Antelope-2 horizontal well, the project economics of InterOil's condensate stripping joint venture and the potential for the development of a condensate stripping plant. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors described in the company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2009 on Form 40-F and its Annual Information Form for the year ended December 31, 2009.  In particular, there is no established market for natural gas in Papua New Guinea, and no guarantee that gas, gas condensate or oil from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com, including in particular the risk factors discussed in the Company’s filings.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.

InterOil News Release